UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

Essendant Inc.

(Name of Subject Company)

Pzena Investment Management, LLC

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Richard S. Pzena, CEO

Pzena Investment Management, LLC

320 Park Avenue, 8th floor

New York, NY 10022

(212) 355-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information. Name and Address The name of the subject company is Essendant Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is located at One Parkway North Blvd, Suite 100, Deerfield, IL 60015-2559. The telephone number of the Company’s principal executive offices is (847) 627-7000. Securities The title of the Company’s common stock, par value $0.10 per share (the “Company Common Stock”). As of the close of business on September 28, 2018, there were 37,644,198 shares of the Company Common Stock issued and outstanding.	1
Item 2.

Identity and Background of Filing Person.

Name and address

The name of the filing person is Pzena Investment Management, LLC (“PIM”). The business address is 320 Park Avenue,

8th floor, New York, NY 10022. The business telephone number is (212) 355-1600.

Business and background of entities

PIM is a registered investment adviser under the Investment Advisers Act of 1940. PIM has the power and authority to make decisions to buy and sell securities on behalf of its clients.

Business and background of natural persons

PIM is majority owned and controlled by its Executive Committee which includes the following: Richard S. Pzena, CEO and

Managing Principal; William L. Lipsey, President and Managing Principal; John Goetz, Managing Principal; and Gary

Bachman, COO and Managing Principal.

Messrs. Pzena, Lipsey, Goetz and Bachman have been continuously employed by PIM during the past five years.

During the past five years, neither Messrs. Pzena, Lipsey, Goetz and Bachman have been convicted in a criminal proceeding.

During the past five years, neither Messrs. Pzena, Lipsey, Goetz and Bachman were a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Messrs. Pzena, Lipsey, Goetz and Bachman are all citizens of the United States of America.

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Item 3.

Past Contacts, Transactions, Negotiations and Agreements.

Representatives of PIM have had calls with representatives of the Company to discuss both the proposed SP Richards transaction and Staples Inc.’s (“Staples”) initial offers on April 27, 2018, May 17, 2018, May 24, 2018 and July 24, 2018. On

September 10, 2018, September 11, 2018, and September 12, 2018, representatives of PIM spoke with representatives of the

Company regarding Staples’ proposal to acquire the Company at $12.80 a share (the “Offer”).  PIM informed the representatives of the Company that we did not believe that the Offer represented a superior proposal and that the Company’s stand-alone value was in excess of the offer price.  On September 17, 2018, representatives of PIM spoke with representatives of the Company to reiterate our disagreement with the Offer.

On October 1, 2018, PIM submitted to the Company, on behalf of a client, a request to access certain books and records of the

Company, including a list of stockholders of the Company in order to communicate with the Company’s stockholders in connection with the Offer.

There were no negotiations, transactions or material contacts during the past two years between Messrs. Pzena, Lipsey, Goetz and Bachman.

There were no agreements involving the Company’s securities between the Company and PIM during the past two years.

Further, there were no agreements involving the Company’s securities between the Company and Messrs. Pzena, Lipsey,

Goetz and Bachman.

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Item 4.

The Solicitation or Recommendation.

Solicitation or Recommendation

After careful consideration of the Offer, PIM has determined, for the reasons set forth herein below, that the Offer is not in the best interests of the stockholders.

Reasons

PIM believes that the proposal does not constitute a superior offer to the proposed merger with SP Richards, a subsidiary of

Genuine Parts Company (NYSE: GPC), nor does the offer of $12.80 per share adequately value the Company independent of the SP Richards transactions. Staples and Sycamore Partners have pressured the Company’s Board of Directors to accept an offer materially below intrinsic value and the recent trading history of the Company Common Stock.

The tender offer from Staples at $12.80 per share significantly undervalues the company.  The Company has been working to offset recent revenue declines, and as a result current margins are depressed and significantly below historical levels.

Management noted in the 2Q18 earnings call on July 27th significant progress in driving sales growth and implementing cost savings initiatives.  We believe there is significant upside to the stock price as management executes against the strategic plan that is not reflected in the $12.80 tender offer, which is only slightly above book value and significantly below the Company’s own recent trading history.

Furthermore, we believe the board of directors walked away from a far superior and compelling opportunity to merge with

SP Richards.

Intent to tender

For the reasons stated above, PIM does not intend to tender shares in the Offer.

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Item 5.	Person/Assets, Retained, Employed, Compensated or Used. Neither PIM, nor to the knowledge of PIM any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Offer.	40

Item 6.

Interest in Securities of the Subject Company.

PIM exercises voting authority over shares of Common Stock in the accounts of PIM clients that have delegated proxy voting authority to PIM. Such voting authority may be withdrawn at any time. Through its clients, PIM owns 4,493,015 or 11.93% of the shares outstanding of the Company.

In the past 60 days, PIM engaged in the following transactions on behalf of its clients:

Person                    Date               Amount           Price Per Share          Where & How Transaction Effected

PIM                         8/1/18                  80                  $16.63                        Open Marker Sale

PIM                         8/3/18           11,857                  $15.92                        Open Market Sale

PIM                         8/6/18           39,822                  $15.90                        Open Market Sale

PIM                         8/7/18           14,015                  $16.01                        Open Market Sale

PIM                         8/8/18         139,603                  $15.85                        Open Market Sale

PIM                         8/9/18           25,524                  $16.00                        Open Market Sale

PIM                       8/10/18             3,100                  $15.80                        Open Market Sale

PIM                       8/13/18             1,775                  $15.51                        Open Market Sale

PIM                       8/29/18             5,968                  $14.13                        Open Market Sale

PIM                         9/6/18             7,660                  $14.35                        Open Market Sale

PIM                       9/21/18           29,328                  $12.79                        Open Market Sale

PIM                       9/24/18             3,577                  $12.81                        Open Market Sale

		41
Item 7.	Purposes of the Transaction and Plans or Proposals PIM is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i)the tender offer or other acquisition of the Company’s Shares by PIM or any subsidiary of the Company or any other person; or (ii) any of the matters referred to in paragraphs (c ) (1) through (c ) (3) of this section.	42
Item 8.	Additional Information. There is no additional information.	42
Item 9.	Exhibits.	51

                              The following exhibit is filed with this Schedule 14D-9:

Exhibit No.Description

(a)(2)Presentation of Pzena’s Recommendation to other Shareholders

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2018		Pzena Investment Management, LLC

	By:	/s/ Richard S. Pzena
Richard S. Pzena Chief Executive Officer